Mail Stop 3720

June 8, 2006

Via U.S. Mail and Fax
Mr. Jean-Pascal Beaufret
Chief Financial Officer
Alcatel
54, rue La Boétie
75008 Paris, France

> **RE:** **Alcatel**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-11130**

Dear Mr. Beaufret:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Consolidated Income Statements, page F-2

1. Please explain to us the following in your response letter:
    *   Your basis for including an operating profit (loss) line item and Income (loss) from operating activities line item on the face of your income statements. Please also expand your disclosure in Note 1(p) on page F-17 to discuss why you believe it would be misleading to include Share-based payments, Restructuring costs, Impairment of capitalized development costs and Gain on disposal of consolidated shares within Operating profit.
    *   Why you believe it is appropriate and not misleading to classify your expenses on the face of your income statement by both function and nature.
    *   Why you believe it is appropriate to include the Gain on disposal of consolidated shares as part of income from operating activities.

Note 1 – Summary of accounting policies, page F-8

(O) Revenues, page F-16

2. We refer to your statement in the 3rd to last paragraph on page F-16 "For arrangements where the customer specifies formal acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met." Please explain to us the situations, if any, where you do not defer revenue until formal acceptance by the customer, and explain to us your IFRS basis for this accounting treatment. Further, tell us whether you recognize revenue prior to meeting all of the acceptance criteria for arrangements where the customer does not specify formal acceptance of the goods.

3. Your basis in IFRS for recognizing revenue from product sales made through retailers and distributors at the time of shipment to the distribution channel, rather than when the products are sold by the retailers and distributors to a third party, is unclear. Please advise us and clarify your policy disclosure. Further, explain to us the "contract terms" that permit the return of products sold through retailers and distributors and explain to us your consideration of them when recognizing revenue under IFRS.

Note 2(b) Impairment of customer receivables and loans, page F-21

4. With a view towards clarifying your disclosure, please explain to us why the impact of impairment losses for customer receivables and the impact of impairment losses on customer loans and other financial assets result in net gains in income before tax.

<u>Note 3 – Changes in consolidated companies, page F-23</u>

5. In relation to the formation of the Draka Comteq B.V. associate, as discussed on the bottom of page F-24, please explain to us why you needed to estimate the 2004 gain/loss on the sale given that this sale was finalized on July 2, 2004. Please disclose the amount of the gain/loss recorded in 2004 and the adjustment that was recorded in the second quarter of 2005.

<u>Note 7 – Impairment losses on assets recognized in the income statement, page F-31</u>

6. Please explain to us the nature of the €34 million and €81 million reversal of impairment losses recorded during 2005 and 2004 respectively. Further, tell us whether you also recorded these impairment loss reversals under US GAAP. If you did record the reversals under US GAAP, explain to us your basis for doing so. Otherwise, tell us where you recorded these reconciling items in your net income and shareholders' equity reconciliations on page F-129.

<u>Note 9 – Income tax, page F-32</u>

7. We refer to the table on the top of page F-34. Please tell us and disclose what the Other column represents and explain how it caused a $557 million increase in Tax loss carry forwards and tax credits.

<u>Note 13 – Intangible assets, page F-40</u>

8. Refer to the table on page F-40 and explain to us why amortization and impairment losses affect the gross intangible asset value. Please also clarify your disclosure.

<u>Note 14 – Property, plant and equipment, page F-43</u>

9. Refer to the table on page F-44 and explain to us the nature of the Business combinations line item and how business combinations caused accumulated depreciation and impairment losses on PP&E to increase by $175 million during 2005.

<u>Note 17 – Financial Assets, page F-49</u>

10. Please tell to us and disclose in Note 1(u) on page F-18 the nature of your marketable securities and why you believe it is appropriate to classify them as such. Further, please explain to us your IFRS and US GAAP basis for classifying these securities as held for trading.

Note 23 – Shareholders' equity, page F-54

(e) Share-based payments, page F-60

11. We note your statement at the bottom of page 60 that only stock option plans
    established after November 7, 2002, and whose stock options were not yet fully
    vested at January 1, 2005, are restated according to IFRS 2. Please tell us whether
    you restated 2004 for those stock options that were not fully vested at January 1,
    2005. Explain to us your IFRS basis for your accounting.

Note 24 – Compound financial instruments, page F-63

(a) ORANE

12. In order to help us better understand the nature of the ORANE notes, please address
    the following in your response letter:
    • Tell us whether the holders of the notes have the option to redeem the notes for
      shares or cash at the maturity date of December 23, 2005.
    • Explain to us in greater detail why you believe it was appropriate to classify the
      entire value of these notes from the outset within shareholders' equity under
      IFRS.
    • Tell us whether you paid the discounted interest of €132 million in cash or shares
      and explain to us why believe it was appropriate to record no interest expense in
      2004 and 2005.
    • Tell us whether you account for these notes in the same manner under US GAAP.

Note 26 – Financial Debt, page F-70

(b) Analysis of financial debt, gross – by type

13. We refer to your statement in the last paragraph on page F-71, "In accordance with
    IAS 39, such exchange of debt is not considered as an extinguishment of the initial
    debt and the issuance of new debt, because the borrowing conditions are not
    substantially different as a result of the exchange transaction." Please provide us with
    the specific guidance within IAS 39 that supports this treatment and explain to us
    how you determined that the borrowing conditions are not substantially different.
    Further, given that you do not consider this exchange an extinguishment, explain to
    us how you calculated a loss on this exchange offer. Please also tell us how you
    accounted for this exchange under US GAAP.

Note 27 – Provisions, page 75

(b) Change during 2005, page F-75

14. Please explain to us in detail by provision category the facts and circumstances that existed and the events that transpired during 2005 that caused you to reverse €327 million of provisions. Further, please provide us with a breakout of what caused the €41 million reversal to the Other provisions category.

Note 31 – Contractual obligations and disclosures related to off balance sheet commitments, page F-82

(b) Off balance sheet commitments, page F-82

15. We note from the 2nd table on page F-83 that you have reflected €302 million of Guarantees on Group contracts within the balance sheet. Please explain to us what this €302 million represents and why you have not reflected the remaining Guarantees on Group contracts in the balance sheet. Further, please explain to us what the remaining contingent commitments within this table represent and why you have not recognized them in your balance sheet. Reference all IFRS guidance that supports your accounting treatment.

16. Refer to the 2nd to last paragraph on page F-84 and explain to us in greater detail what the guarantee granted to the banks that implement the Group cash pooling represents. Tell us what accounting treatment you applied to this guarantee, if any, and explain to us you IFRS basis for this treatment.

17. Refer to the paragraph bridging pages F-84 and F-85 and the 1st paragraph on page F-104 and tell us how you account for this receivable under US GAAP, including whether you report it as its discounted value. We refer you to paragraph 3(e) of APB 21 for guidance.

Note 33 – Payroll and staff training rights, page F-86

18. Refer to the 1st paragraph on page F-87 and explain to us your IFRS and US GAAP basis for not accruing the costs related to the individual staff training rights. Please also describe for us the exceptional circumstances that cause you to accrue these costs.

Note 36 – Main consolidated companies, page F-90

19. Please explain to us your IFRS basis for accounting for Alcatel Alenia Space, Telespazio, Alda Marine and Evolium Holding SAS using proportionate

consolidation. In this regard, it appears to us that you do not share control of these entities.

Note 38 – Reconciliation schedules from French GAAP to IFRSs, page F-94

IV. Main adjustments, page F-97

C. Other IAS 32 and 39 adjustments, page F-99

20. Refer to the table in the middle of page F-101 and explain to us what caused the €1.1 billion increase in Other current and non-current assets and €775 million increase in Other current and non-current liabilities. This is not clear to us based on your disclosure in the preceding pages.

Note 39 – Summary of differences between accounting principles followed by Alcatel and U.S. GAAP, page F-120

(a) Differences in accounting for business combinations, page F-120

21. Refer to footnote (a) at the bottom of page F-120 and explain to us in detail your consideration of EITF 98-3 in determining that TiMetra does not represent a business under US GAAP. Further, tell us why you recorded and wrote off goodwill if TiMetra does not meet the definition of a business under US GAAP.

(i) Compound financial instruments, page F-127

22. Please explain to us your consideration of EITF 98-5 and EITF 00-27 in accounting for your OCEANE bonds under US GAAP.

(j) Reversal of inventory write-down, page F-127

23. We note your disclosure that inventory write-downs can be reversed under IFRS but not under US GAAP. We further note from your disclosure in the 2nd to last full paragraph on page 21 that you reversed an existing inventory and work in progress valuation allowance of €120 million during 2004. As such, please explain to us why you do not have a reversal of inventory write-down reconciling item on your reconciliations of net income and shareholders' equity on page F-129.

Note 40 – Reconciliation to U.S. GAAP, page F-128

24. Refer to your reconciliations of net income and shareholders' equity on page F-129 and explain to us how discontinued operations caused net income and shareholders'

equity reconciling items in 2004. This is not clear to us from your discontinued operations disclosure on page F-128.

25. Please provide us a quantified summary of the items included in the "Other adjustments" caption in your reconciliations of net income and shareholders' equity for 2004 and 2005. Also, please explain to us why you did not separately disclose any significant reconciling items included in this caption, if applicable.

Note 42 – Specific U.S. GAAP disclosures, page F-135

(6) FIN 45 Disclosure, page F-156

26. Refer to the Change of product warranty reserve tables on the top of page F-157 and explain to us the facts and circumstances that existed and the events that transpired that allowed you to reverse €100 million and €141 million of pre-existing warranties during 2005 and 2004 respectively. Explain to us any differences you identified in accounting for provisions under US GAAP and IFRS.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jean-Pascal Beaufret
Alcatel
June 8, 2006
Page 8

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director